

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2010

Mr. John P. D. Cato
Chief Executive Officer
The Cato Corporation
8100 Denmark Road
Charlotte, NC 28273-5975

> **Re:   The Cato Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **January 30, 2010**
> **Filed March 30, 2010**
> **File No. 001-31340**
> **Schedule 14A**
> **Filed April 8, 2010**

Dear Mr. Cato:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services